Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated April 29, 2016

Preliminary Prospectus Supplement dated November 6, 2017

Registration Statement File No. 333-211035

UNITED TECHNOLOGIES CORPORATION

FINAL TERM SHEET DATED NOVEMBER 6, 2017

€750,000,000 FLOATING RATE NOTES DUE 2019

Issuer:	United Technologies Corporation

Title:	Floating Rate Notes due 2019

Principal Amount:	€750,000,000

Maturity:	November 13, 2019

Coupon:	3-month EURIBOR plus 15 basis points

Minimum Interest Rate:	0.000% per annum

Price to Public:	100.40% of face amount

Underwriting Discount:	0.200%

Initial Interest Determination Date:	November 9, 2017

Interest Reset Dates:	Quarterly on February 13, May 13, August 13 and November 13

Initial Interest Reset Date:	November 13, 2017

Interest Payment Dates:	Quarterly on February 13, May 13, August 13 and November 13, commencing February 13, 2018

Interest Period:	From and including the interest reset date to but excluding the next succeeding interest reset date (provided that the initial interest period will be the period from and including November 13, 2017 to but excluding the first interest reset date)

Payment Business Day Centers:	New York City, London, TARGET2 system days

Day Count Convention:	Actual/360

Payment Business Day Convention:	Modified Following, Adjusted

Proceeds, Before Expenses:	€751,500,000

Trade Date:	November 6, 2017

Settlement Date*:	November 13, 2017 (T+5)

CUSIP:	913017CS6

ISIN:	XS1715323298

Common Code:	171532329

Denominations:	€100,000 x €1,000

Ratings**:	A3/A- (Negative / Negative)

Listing:	Application will be made to list the notes on the New York Stock Exchange

Joint Book-Running Managers:	Deutsche Bank AG, London Branch
Goldman Sachs & Co. LLC
BNP Paribas
Mizuho International plc

* It is expected that delivery of the notes will be made against payment therefor on or about November 13, 2017, which is five business days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on the date of this term sheet or the next succeeding business day should consult their own advisor.

** Note: A security rating is not a recommendation to buy, sell or hold securities. Additionally, the security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement), as amended, with the SEC for the offering to which this communication relates (File No. 333-211035). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank AG, London Branch, at 1-800-503-4611, or prospectus.CPDG@db.com or Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectusgroup-ny@ny.email.gs.com.